Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

MMabry@stradley.com

215.564.8011

August 23, 2011

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Number 811-22255
Preliminary Proxy Materials Filed on August 9, 2011

Dear Mary:

We are writing in response to your comments to the Trust’s preliminary proxy statement noted above, which you provided during our telephone conversation on August 18, 2011.  We have reproduced your comments in italics below, followed by our responses.

1.           Do any DST subsidiaries currently advise any registered funds?

There are no DST subsidiaries that currently advise any registered funds.

2.           State the Board’s conclusions with respect to performance.

We have added the following disclosure to page 6 of the definitive proxy statement (“Definitive Proxy Statement”) filed on August 22, 2011: “The Board concluded that each Fund’s investment performance, including tracking error and premium/discount, was acceptable in light of, among other things, the complexities of the markets in which it invests.”

3.           Confirm that none of the Trustees have transacted in any shares of ALPS in the last year.

Based on the responses to questionnaires submitted to the Trustees, we have determined that no Trustees have transacted in any shares of ALPS in the last year.  Moreover, shares of ALPS are privately held.  To confirm this fact, the following disclosure appears on pages 7 and 8 of the Definitive Proxy Statement: “. . . since the beginning of the Funds’ most recently completed fiscal year, no Trustee or officer of the Trust has purchased or sold securities exceeding 1% of the outstanding securities of any class of ALPS Holdings or their subsidiaries.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
August 23, 2011

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Definitive Proxy Statement; (ii) staff comments on the Definitive Proxy Statement, or changes to the Definitive Proxy Statement in response to staff comments thereto, do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Definitive Proxy Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:        Robert C. Holderith
James J. Valenti
Aidan H. O’Connor